599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179
September 4, 2009
VIA EDGAR AND FACSIMILE
Mr. Russell Mancuso
Mr. Ruairi Regan
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Mancuso and Mr. Regan:
HeartWare International, Inc.: Registration Statement on Form S-3
filed August 18, 2009, File No. 333-161417
On behalf of our client, HeartWare International, Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated September 1, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-3 (the “Registration Statement”).
We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the Company’s responses.
Responses To Staff Comments
Selling Stockholders, page 3
1.	It is generally inconsistent with Section 5 of the Securities Act to register securities for resale before the unregistered transaction in which those securities are to be issued is complete. Also, it is generally inappropriate to offer your shares for sale when you do not have shareholder approval required for the sale. In this regard, we note your disclosure, like on page 4 and in exhibit 5.1, that the completion of the sale
ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

September 4, 2009

remains contingent on shareholder approval. Please withdraw your registration statement until the unregistered transaction is complete.
Response: For the reasons discussed below, the Company believes the registration of the shares of its common stock (the “Shares”) including the shares that will be issued after shareholder approval is obtained (the “Additional Shares”) is permissible and consistent with the Staff’s guidance set forth in Question 116.19 of the Compliance and Disclosure Interpretations on Securities Act Forms.
Question 116.19 states, in part:
In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.
The Company notes that generally when a primary offering is made in reliance upon Section 4(2), a resale registration statement cannot be filed before the private offering takes place. See Question 134.01 of the Compliance and Disclosure Interpretations on Securities Act Sections. With respect to the Shares, however, the private offering closed prior to the filing of the Registration Statement, and the investors in the private placement were irrevocably bound and had in fact purchased the Shares.
As described in the Registration Statement, on August 10, 2009 and August 12, 2009, the Company entered into definitive agreements (the “Agreements”) with investors in the United States and Australia. Under the Agreements, the Company sold and the investors purchased the Shares (including the Additional Shares) at a purchase price of $22.00 per share. On or prior to

September 4, 2009

August 17, 2009 (the “Closing Date”), investors paid the total purchase price for the Shares of $60,000,000 to the Company.
Under the terms of the Agreements, as the issuance of the Additional Shares requires shareholder approvals under Nasdaq Stock Market Rule 5635(d) and the Australian Securities Exchange Listing Rules (the “Required Shareholder Approvals”), the payment of the purchase price for the Additional Shares was placed into an escrow account. If the Required Shareholder Approvals are obtained, the proceeds from the escrow account will promptly be released to the Company. If the Required Shareholder Approvals are not obtained, the Company will promptly direct the escrow agent to release the proceeds held in the escrow account to the Company for refund to the investors with interest. Thus, on the Closing Date, the Company had completed the sale of the Shares for securities law purposes and the investors were irrevocably bound to purchase the Shares at a set purchase price of $22.00 per share, a price which was not based upon future market price or a fluctuating ratio, and prior to the filing of the Registration Statement, the investors had assumed full market risk for the purchased Shares.
The only condition for release of the proceeds to the Company from the escrow account and the issuance of the Additional Shares is the receipt of the Required Shareholder Approvals. Those approvals are not a condition within the investors’ control or a condition that an investor can cause not to be satisfied. As set forth in the Company’s preliminary proxy statement filed on Schedule 14A, none of the shares issued to the investors in the August 2009 offering and none of the shares held by those investors prior to the August 2009 offering will be entitled to vote at the shareholder meeting. On or prior to December 15, 2009, the Company will hold a special meeting to obtain the Required Shareholder Approvals, and once obtained, the Company will promptly issue the Additional Shares.
The Agreements require the Company to register all the Shares for resale by the investors and impose increasing penalties when such registration is delayed. If the Company is forced to withdraw the Registration Statement and re-file a registration statement after obtaining the Required Shareholder Approvals, the shareholders who bought Shares that are not subject to the Required Shareholder Approvals will not be able to sell into the public market, and the Company may become subject to penalties. We respectfully request that the Staff complete its review of the Registration Statement.

September 4, 2009

Exhibit 5.1
2.	When you re-file your resale registration statement after the unregistered issuance of the related securities is complete, please include an opinion that does not contain the conditions currently in the sixth paragraph of this exhibit.
Response: The Company notes the Staff’s comment and respectfully submits that the conditions contained in the opinion are similar to those contained in opinions delivered in connection with a registration statement on Form S-4 where the legality opinion may be based on the express assumption that shareholder approval has been received. While the Company does not believe a new opinion is required, the Company’s counsel will provide such opinion either as a pre-effective or post-effective amendment upon issuance of the Additional Shares.
* * * * *
The Company acknowledges that the Staff may have additional comments after reviewing this response letter. As instructed in the Comment Letter, the Company will make the requisite acknowledgements in a separate letter when it requests acceleration of the effective date. The Company has noted the Staff’s contact information and wishes to thank the Staff for its assistance and prompt review of this response letter. Please direct questions or comments regarding this letter to me at (212) 848-8830.
Yours sincerely,
/s/ Robert Evans III
Robert Evans III

cc:	David McIntyre HeartWare International, Inc.